                                                                      Exhibit 99

                            TRW Inc. and Subsidiaries
                        Computation of Ratio of Earnings
                          to Fixed Charges - Unaudited

                         (In millions except ratio data)


                                                                                    Years Ended December 31
                               Three Months Ended    -------------------------------------------------------------------------------
                                   March 31, 1999       1998            1997              1996            1995             1994
                               ------------------    ------------    --------------    -------------    -------------    -----------
Earnings from continuing
  operations before income
  taxes                                    $7.0(A)       $746.1          $239.7(B)         $302.2(C)       $625.5           $435.5

Unconsolidated affiliates                 (29.8)            1.0            (8.0)              1.4             1.3             (0.6)

Minority earnings                           3.7            10.5            20.2              11.5            10.8              7.7

Fixed charges excluding
  capitalized interest                     57.6           174.3           123.9             129.0           137.2            145.3
                                           ----           -----           -----             -----           -----            -----

Earnings                                  $38.5          $931.9          $375.8            $444.1          $774.8           $587.9
                                          -----          ------          ------            ------          ------           ------



Fixed Charges:
Interest expense                          $42.6          $114.4           $75.4             $84.2           $94.7           $104.7

Capitalized interest                        0.8             4.7             4.5               3.5             5.1              6.6

Portion of rents representa-
  tive of interest factor                  15.0            59.9            48.5              43.2            41.4             39.2

Interest expense of uncon-
  solidated affiliates                      0.0             0.0             0.0               1.6             1.1              1.4
                                            ---             ---             ---               ---             ---              ---

Total fixed charges                       $58.4          $179.0          $128.4            $132.5          $142.3           $151.9
                                          -----          ------           -----             -----          ------           ------

Ratio of earnings to fixed
  charges                                   0.7x            5.2x            2.9x              3.4x            5.4x             3.9x
                                            ----            ----            ----              ----            ----             ----

(A) Earnings from continuing operations before income taxes for the three months ended March 31, 1999 of $7.0 million includes an $85.3 million earnings charge for purchased in-process research and development. See "Acquisitions" footnote in the Notes to Financial Statements.

(B) The 1997 earnings from continuing operations before income taxes of $239.7 million includes a $548 million earnings charge for purchased in-process research and development. See "Acquisitions" footnote in the Notes to Financial Statements of the Company's 1997 Annual Report to Shareholders.

(C) The 1996 earnings from continuing operations before income taxes of $302.2 million includes a charge of $384.8 million as a result of actions taken in the automotive and space and defense businesses. See "Special Charges and Divestiture" footnote in the Notes to Financial Statements of the Company's 1996 Annual Report to Shareholders.